J.P. Morgan Volemont Strategy – U.S. Equity (Series 1) (USD) (JPVOLUSA)

The J.P. Morgan Volemont Strategy – U.S. Equity (Series 1) (USD) (the "Strategy") (**JPVOLUSA <Index>**) is a fully transparent and directly investable strategy that references the level of implied vs. realised volatility of the S&P 500 Index (the "S&P 500")

Overview

- The Strategy aims to monetize the difference (the "carry") between implied and realized volatility, whilst mitigating potential drawdowns through
  - conservative overall positioning
  - initiation of long variance exposure / protection in times of stress when the carry is negative
- Each strategy business day, the Strategy may initiate a synthetic 30-day variance swap position on the S&P 500 according to the observed carry signal (the "Variance Component"
- Each strategy business day, the Strategy may initiate a synthetic exposure in futures contracts on the CBOE Volatility Index (the "VIX Index") according to the observed risk signal (the "Futures Component")
- The ability to combine tactical long and short variance positions aims to deliver robust, stable returns

Rationale

- Traditional derivative end-users tend to be buyers of market volatility, mainly through the purchase of downside protection on major equity indices
- Given the negative skew in equity markets, implied volatility tends to be priced higher than realised volatility, thus representing a risk premium that end-users are willing to pay for protection
- Synthetic variance swaps allow liquid trading of implied versus realised volatility, allowing investors to monetize this difference
- During market sell-offs, volatility can realise substantially higher than what was implied. An efficient carry strategy with exposure that adjusts to the prevailing market conditions can mitigate any potential drawdowns

Strategy Mechanics


Each strategy business day …
Forward Volatility
VIX Futures
Implied Volatility
VIX
Realized Volatility
S&P
20-day average Implied Volatility
5-day realized Volatility
Risk measure
Carry measure
If risk signal is positive, go long
Otherwise, no position
If carry signal is positive, go short
Otherwise, no additional exposure is added
S&P
1-month synthetic variance swap with a vega notional of 2.5% of the previous day's Strategy level
… Possibly leading to up to 22 overlapping variance swap positions
… and VIX futures positions

Transparency of Replication

- The Strategy is constructed entirely from publicly available information, minimising discretion
- The strike level of each synthetic variance swap is calculated based on the level of the VIX Index (which is a measure of implied volatility) as published on Bloomberg
- Fees and Adjustments: Transaction costs are replicated as a formulaic spread from the strike level and an annualised adjustment factor of 0.75% is deducted from the Strategy RIDER 1


Simulated Performance
300
250
200
150
100
50
0
Jan08
Oct08
Jul09
Apr10
Jan11
Oct11
Jul12
Apr13
Jan14
Oct14

	Volemont	S&P 500
Return per annum	**15.21%**	4.99%
Volatility per annum	**12.63%**	23.72%
Sharpe Ratio	**1.20**	0.21

Source: J.P. Morgan. Past performance is not a guide to future performance. Performance relates to the period January 1, 2008 to Oct 31th, 2014 . Performance before August 2011 is provided on a back-tested basis only. The J.P. Morgan Volemont Strategy figures are net of an 75 bps adjustment factor and other adjustments relating to rebalancing of notional underlying constituents. Please refer to the back-testing disclaimer.

November 11, 2014

Monthly Performance

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
2008	-1.50%	0.72%	-1.64%	1.24%	2.17%	-1.86%	-1.61%	-0.05%	-8.64%	29.57%	10.80%	-0.73%	**26.85%**
2009	-0.04%	7.38%	0.84%	1.36%	2.83%	3.80%	1.81%	3.17%	3.53%	-1.18%	2.96%	4.52%	**35.44%**
2010	0.21%	0.28%	3.33%	-0.62%	-0.45%	-4.15%	4.82%	1.92%	1.97%	3.59%	1.32%	4.39%	**17.53%**
2011	1.71%	1.95%	0.14%	2.60%	2.07%	-0.07%	-1.65%	-6.26%	9.03%	-5.69%	1.39%	1.55%	**6.05%**
2012	4.17%	3.28%	2.32%	0.16%	0.94%	1.30%	0.49%	2.14%	1.40%	1.28%	0.48%	1.14%	**20.78%**
2013	1.16%	-0.27%	1.48%	-1.10%	-0.39%	-0.51%	1.67%	0.22%	1.67%	1.35%	0.83%	-0.27%	**5.94%**
2014	-0.47%	-2.90%	1.45%	-0.18%	1.38%	1.34%	-0.92%	1.49%	-0.02%	-5.19%			**-4.16%**

Source: J.P. Morgan Past performance is not a guide to future performance. Performance relates to the period January 1st, 2008 to Oct 31th, 2014. Performance before August 2011 is provided on a back-tested basis only.

DISCLAIMER

This factsheet provides generic information regarding the J.P. Morgan Volemont Strategy – U.S. Equity (Series 1) (USD) (the "Strategy"), which may be referenced by some types of products. Nothing herein constitutes a recommendation, offer or solicitation to buy or sell any securities, participate in any transaction or adopt any investment strategy or as legal, tax, regulatory or accounting advice. The information contained in this factsheet is as of the date specified below, and neither J.P. Morgan nor any of its affiliates or subsidiaries or their respective directors, officers, employees, representatives or agents (each a "Relevant Person") is under any obligation to update such information. This factsheet has been prepared by the specific trading area and is not a product of J.P. Morgan's research department.

None of the Relevant Persons makes any representation or warranty, whatsoever, express or implied, as to the results that may be obtained through the use of the J.P. Morgan Volemont Strategy – U.S. Equity (Series 1) (USD) (the "Strategy"). Each Relevant Person hereby expressly disclaims all warranties of accuracy, completeness, merchantability, or fitness for a particular purpose with respect to any information contained in this document or the Rules relating to the indices in the Series and no Relevant Person shall have any liability (direct or indirect, punitive, consequential or otherwise) to any person even if notified of the possibility of any such damages.

During the course of their normal business, any Relevant Person may enter into or promote, offer or sell transactions or investments (structured or otherwise) linked to the Strategy and/or any of the indices referenced in the Strategy. In addition, any Relevant Person may have, or may have had, interests or positions, or may buy, sell or otherwise trade positions in or relating to the Strategy or any of the indices referenced therein or related derivatives, or may invest or engage in transactions with other persons, or on behalf of such persons relating to these items. Such activity may or may not have an impact on the performance of the Strategy. Neither J.P. Morgan nor its affiliates or subsidiaries have any duty to consider the circumstances of any person when participating in such transactions or to conduct themselves in a manner that is favourable to anyone with exposure to the Strategy.

This factsheet is not intended to provide the full details of the Strategy and should be regarded as illustrative only. Persons interested in the Strategy should refer to the official "Volemont Strategy Rules" (the "Rules") for a complete description of the rules and operating methodology. Copies of the Rules are available from J.P. Morgan. No person should make an evaluation of the advantages and disadvantages of any financial instrument linked to the Strategy or otherwise participating in any transaction referencing the Strategy on the basis of this document. Such evaluation should be made solely on the basis of the information contained in the relevant offering document or final transaction documents when available and the Rules. All persons should conduct their own investigations and consult with their own professional advisors when evaluating the Strategy without reliance on any Relevant Person (as defined above). None of the Relevant Persons is a fiduciary or advisor to any person interested in gaining exposure to the Strategy.

Any "backtesting" information provided herein is illustrative only and derived from proprietary models based on certain data (which may or may not correspond with the data that someone else would use to back-test the Strategy) and assumptions and estimates (not all of which may be specified herein and which are subject to change without notice). The results obtained from different models, assumptions, estimates and/or data may be materially different from the results presented herein and such "backtesting" information should not be considered indicative of the actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the Strategy. J.P. Morgan expressly disclaims any responsibility for (i) the accuracy or completeness of the models, assumptions, estimates and data used in deriving the "backtesting" information, (ii) any errors or omissions in computing or disseminating the "backtesting" information, and (iii) any uses to which the "backtesting" information may be put by any recipient of such information.

The J.P. Morgan Volemont Strategy – U.S. Equity (Series 1) (USD) has been live since 30th April 2013.

JPMorgan Chase & Co. ("J.P. Morgan") has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for any offerings to which these materials relate. Before you invest in any offering of securities by J.P. Morgan, you should read the prospectus in that registration statement, the prospectus supplement, as well as the particular product supplement, the relevant term sheet or pricing supplement, and any other documents that J.P. Morgan will file with the SEC relating to such offering for more complete information about J.P. Morgan and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, J.P. Morgan, any agent, or any dealer participating in the particular offering will arrange to send you the prospectus and the prospectus supplement, as well as any product supplement and term sheet or pricing supplement, if you so request by calling toll free (866) 535-9248.

Free Writing Prospectus filed pursuant to Rule 433; Registration Statement No. 333-199966

Risk Factors

The description of investment risks that follows is not, and does not purport to be, exhaustive. This document is a description of the proprietary Strategy and not of any particular product. Therefore, investors should carefully read and understand the terms of the particular product prior to investing in it.

Market Risk: The Strategy derives its returns from notional variance swaps referencing the S&P 500 Index (the "Index"). The underlying equity Index presents investment risks.

Potential Conflicts of Interest: Potential conflicts of interest may exist in the structure and operation of the Strategy and in the course of the normal business activities of J.P. Morgan or any of its affiliates or subsidiaries or their respective directors, officers, employees, representatives, delegates or agents.

Lack of Operating History: The Strategy is only recently established and therefore has limited history to evaluate its likely performance. Any back-testing or similar analysis performed in respect of the Strategy must be considered illustrative only and may be based on estimates or assumptions not used by the Strategy Calculation Agent when determining the level of the Index pursuant to the Strategy Rules. Past performance should not be considered indicative of future performance.

Excess Return: The Strategy is an excess return strategy which means it measures the returns accrued from notional investments in uncollateralised assets (ex. Futures and swaps). It doesn't reflect the return you might receive on cash you don't need to post as collateral.

No one may reproduce or disseminate the information contained in this document without the prior written consent of J.P. Morgan. These materials are not intended for distribution to, or use by any person or entity in any jurisdiction or country where such distribution or use would be contrary to law or regulation. In particular, these materials are not intended for distribution to any person in the United States or to or for the account of any "U.S. person," as defined in Regulation S under the US Securities Act. In the United Kingdom, these materials shall only be available to persons of a kind described in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and specifically not to any private customers. In other countries, these materials are available for distribution only to persons regarded as professional investors (or the equivalent) in their home jurisdiction.

J.P. Morgan is a marketing name for the investment banking business of JPMorgan Chase & Co. and its subsidiaries worldwide. J.P. Morgan Securities Ltd., J.P. Morgan plc and JPMorgan Chase Bank, N.A., London branch are each authorised and regulated by the FSA. J.P. Morgan Securities Inc. is a member of the NYSE and SIPC. J.P. Morgan Securities (Asia Pacific) Limited (CE number AAJ321) is regulated by the Hong Kong Monetary Authority. JPMorgan Chase Bank, N.A., Singapore branch is regulated by the Monetary Authority of Singapore ("MAS"). J.P. Morgan Securities Asia Private Limited is regulated by the MAS and the Financial Services Agency in Japan. JPMorgan Bank Canada is regulated by the Office of the Superintendent of Financial Institutions. J.P. Morgan Securities Ltd. Registered in England & Wales No. 2711006. Registered Office 125 London Wall, London, EC2Y 5AJ. JPMorgan Chase Bank, National Association. Organised under the laws of USA with limited liability. Main Office: 1111 Polaris Parkway, Columbus, Ohio 43240 USA. Registered as a branch in England & Wales branch No. BR000746. Registered Branch Office 125 London Wall, London EC2Y 5AJ. J.P. Morgan plc. Registered in England & Wales No. 248609. Registered Office 125 London Wall, London EC2Y 5AJ. J.P. Morgan Europe Limited. Registered in England & Wales No. 938937. Registered Office 125 London Wall, London EC2Y 5AJ. All authorised and regulated by the Financial Services Authority.